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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 5)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              CENTRAL BANCORP, INC.
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             (Exact Name of Registrant as Specified in its Charter)

            Massachusetts                             04-3447594
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(State of Incorporation or Organization) (I.R.S. Employer Identification Number)

399 Highland Avenue, Somerville, Massachusetts                        02144
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(Address of Principal Executive Offices)                            (Zip Code)

If  this   form   relates   to  the         If  this   form   relates   to  the
registration    of   a   class   of         registration    of   a   class   of
securities   pursuant   to  Section         securities   pursuant   to  Section
12(b)  of the  Exchange  Act and is         12(g)  of the  Exchange  Act and is
effective   pursuant   to   General         effective   pursuant   to   General
Instruction A.(c), please check the         Instruction A.(d), please check the
following  box. [ ]                         following box. [ X ]

Securities  Act  registration  statement file number to which this form relates:
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           (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                              Stock Purchase Rights
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                                (Title of Class)

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     This Form 8-A/A is filed to amend and restate the  information set forth in the  Registration  Statement  on Form 8-A  filed by  Central  Bancorp,  Inc.,  a
Massachusetts  corporation  (the  "Company") on October 12, 2001 and amended and restated as of January 29, 2003 and amended on February 11, 2003,  May 22, 2003,
July 24, 2003 and August 4, 2003.

Item 1. Description of Registrant's Securities to be Registered

     On October 11, 2001, the Board of Directors of Central  Bancorp,  Inc. (the
"Company") declared a dividend payable October 24, 2001 of one right (a "Right")
for each  outstanding  share of the Company's  common stock, par value $1.00 per share (the "Common  Stock"),  held of record at the close of business on October
24,  2001 (the  "Record  Time").  The  Rights  are being  issued  pursuant  to a
Shareholder  Rights  Agreement,  dated as of October  11,  2001 and  amended and restated as of January 29, 2003 and amended on February 11, 2003,  May 22, 2003,
July 24, 2003 and August 4, 2003 (the "Rights  Agreement"),  between the Company and Registrar and Transfer Company,  as Rights Agent (the "Rights Agent").  Each
Right  entitles its  registered  holder to purchase from the Company,  after the
Separation  Time, as described and defined below,  one share of Common Stock for
$60 (the "Exercise Price"). In addition,  if a Distribution Date, as defined and described below,  should occur,  each Right would entitle the registered  holder
(other than an Acquiring  Person or Adverse Person) to purchase from the Company for the  Exercise  Price a number of shares of Common  Stock with a market value equal to twice the Exercise Price.

     When the Rights Become Exercisable.  The Rights will not become exercisable until the Business Day  following the  "Separation  Time" which will be ten days after the  earlier  of: (1) the date any Person  (other  than the Company or its affiliates)  commences a tender or exchange offer which, if  consummated,  would result in such  Person  becoming an  Acquiring  Person or such later date as the
Company's Board of Directors may determine prior to the Separation  Time; or (2)
a Distribution Date, as defined and described below.

     Until the Separation  Time,  the Rights will be  transferred  only with the
Common Stock.  Common Stock certificates  issued after the Record Time but prior to the  Separation  Time shall evidence one Right for each share of Common Stock represented  thereby and shall have printed  thereon a legend  incorporating  by reference the terms of the Rights Agreement.  Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record
Time will also  evidence  one Right  for each  share of Common  Stock  evidenced
thereby.   Promptly  following  the  Separation  Time,   separate   certificates
evidencing  the  Rights  ("Rights  Certificates")  will be mailed to  holders of record of Common Stock at the Separation Time.

     The  Exercise  Price and the  number of Rights  outstanding,  or in certain circumstances  the securities  purchasable upon exercise of the Rights,  will be adjusted  to  prevent  dilution  in the  event  of a  stock  dividend  on,  or a subdivision or a combination into a smaller number of shares of Common Stock, or the issuance or  distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.  In the event the Company  issues any shares of Common Stock after the Record Time and before the Separation Time, each share of Common Stock so issued shall automatically have one new Right associated with
it.

     When the Exercise Price Adjusts.  While the Rights separate from the Common
Stock and  become  exercisable  at the  Separation  Time,  each  Right will only entitle the  registered  holder  thereof to acquire one share of Common Stock at the exercise  price unless a  Distribution  Date has occurred.  A  "Distribution
Date" is:  (i) the first date of the public  announcement  by the  Company or an
Acquiring  Person that an Acquiring  Person has become  such;  or (ii) the first date of public  announcement by the Company that an "Adverse  Person" has become such.

     Under  the  Rights  Agreement,  an  "Acquiring  Person"  is any  Person  or
Person(s) and their  affiliates and associates who becomes the beneficial  owner of 10% or more of the outstanding common stock. In addition, an acquiring person includes:

     (i) Any  present or future  interested  stockholder  (as  defined by M.G.L.
Chapter 110F) or filer of a Schedule 13G (as referenced in such Chapter 110F) or a Schedule  13D with  respect to shares of Common  Stock (other than PL Capital,
LLC, Financial Edge Fund, L.P., Financial-Edge Strategic Fund, L.P., Goodbody/PL
Capital,  L.P.,  Goodbody/PL  Capital,  LLC,  Richard  Lashley,  John W. Palmer,
Richard J. Fates and the Estate of Garrett Goodbody during the Standstill Period as defined in the  Agreement  dated  August 1, 2003 among PL Capital,  LLC,  the
Company and others) who, without the prior approval of the Board of Directors of the  Company:  (a)  increases,  after the later of July 24, 2003 and the date on which such  Person  first  became an  interested  stockholder  or first  filed a
Schedule 13G or Schedule  13D, its  beneficial  ownership of Common Stock by one percent or more of the outstanding  Common Stock within any twelve month period;
or (b) takes,  after July 24, 2003 and during the three year period (which three year period shall be tolled during the Standstill  Period  referenced  above for those persons and entities  subject to  it)following  the date such Person first became an interested  stockholder  or a Schedule 13G or Schedule 13D filer,  any public action which,  in the good faith judgment of the Board of Directors,  has the  purpose or effect of  advocating  that the  Company  pursue,  or  otherwise seeking to cause the Company to pursue, a potential sale, unless such Person has made a bona fide proposal to effect a business  combination  of the Company with such Person or with another entity compliant with such Chapter 110F.

     (ii) Jewelcor  Management,  Inc. and any Affiliate thereof,  if, after July
24, 2003 and prior to May 7, 2006,  any such Person,  without the prior approval of the Board of Directors of the Company: (a) increases its beneficial ownership of Common Stock by more than one percent of the outstanding  Common Stock within any  twelve  month  period;  or (b) takes any  action  which,  in the good faith judgment of the Board of  Directors,  has the  purpose or effect of  influencing control of the  Company,  unless  such  Person has made a bona fide  proposal to effect a business  combination  of the Company with such Person  compliant  with such Chapter 110F.

     An Acquiring Person,  however,  does not include any Person who becomes the beneficial  owner of 10% or more of the  outstanding  Common Stock solely as the result of the Company's  acquisition of its own shares or the purchase of Common
Stock directly from the Company pursuant to written  agreement with the Company.
In addition,  Acquiring  Person does not include any employee stock ownership or other employee  benefit plan of the Company or its  subsidiaries or any employee stock  benefit  plan  trust  established  by the  Company  or its  subsidiaries.
Excluded from the  definition  of Acquiring  Person also is Mr. John D. Doherty,
President and Chief  Executive  Officer of the Company,  and his  affiliates and associates  provided that he does not become the beneficial owner of 20% or more of the outstanding Common Stock. An "Adverse Person" is any Person (either alone or together with their affiliates and associates) that has become the beneficial owner of 10% or more of the outstanding Common Stock and as to whom the Board of
Directors has  determined  that such  beneficial  ownership:  (A) is intended to cause or is reasonably  likely to cause the Company to  repurchase  the Person's shares or to  pressure  the  Company  to enter into a  transaction  or series of transactions that would provide the Person with a short-term  financial gain but
which  does  not  serve  the   long-term   interests  of  the  Company  and  its
stockholders;  or (B) is  having  or is  reasonably  likely  to have a  material adverse impact on the business or prospects of the Company.

     When a  Distribution  Date  occurs,  the  Company  shall take such  action, pursuant to the Rights  Agreement and in  conjunction  with the Rights Agent and the  Company's  transfer  agent,  to provide  that each Right (other than Rights beneficially owned by the Acquiring Person or Adverse Person or any affiliate or associate  thereof-- which Rights shall become void) shall  constitute the right to purchase from the Company,  upon exercise in accordance with the terms of the
Rights  Agreement,  that number of shares of Common  Stock  having an  aggregate market price at the  Distribution  Date equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

     In addition,  the Board of Directors of the Company may at any time after a
Distribution  Date, and prior to the time that an Acquiring Person or an Adverse
Person becomes the beneficial  owner of more than 50% of the outstanding  shares of  Common  Stock,  elect to  exchange  all (but not less  than all) of the then outstanding  Rights  (other than Rights  beneficially  owned by the Acquiring or
Adverse Person or any affiliate or associate thereof-- which Rights become void)
for shares of Common Stock at an exchange ratio of one share of Common Stock per
Right, as adjusted (the "Exchange Ratio"). Thereafter, the Rights will terminate and will  represent  only the right to  receive  the  number of shares of Common
Stock equal to the Exchange Ratio.

     Exception     for    PL     Capital-Stilwell-Seidman-Reichenbach     Group.
Notwithstanding  any  other  provision  of  the  Rights  Agreement,   no  public
announcement  or  statement  made by the  Company (by any means)  regarding  the determination  of the Board of Directors  made on January 28, 2003,  that the PL
Capital-Stilwell-Seidman-Reichenbach Group constitutes an Acquiring Person shall be deemed to  constitute  a  Distribution  Date or in any other way  trigger  or attempt to trigger  the Rights  Agreement  prior to such time as no court  order precludes  announcement of a Distribution Date or other triggering of the Rights
Agreement.       For       purposes       of      the       foregoing,       "PL
Capital-Stilwell-Seidman-Reichenbach Group" shall mean, collectively, PL Capital
LLC,  Richard Lashley,  Richard Fates,  Garrett  Goodbody,  Financial Edge Fund,
L.P., Financial Edge Strategic Fund, L.P., Goodbody/PL Capital L.P., Goodbody/PL
Capital  LLC,  John W.  Palmer,  Joseph  Stilwell,  Stilwell  Associates,  L.P.,
Stilwell  Value Partners I, L.P.,  Stilwell  Value Partners III, L.P.,  Stilwell
Value Partners IV, L.P.,  Lawrence B. Seidman,  Seidman and Associates,  L.L.C.,
Seidman Investment  Partnership,  L.P., Seidman Investment Partnership II, L.P.,
Kerrimatt, L.P., Federal Holdings L.L.C., Pollack Investment Partnership,  L.P.,
Dennis Pollack, Robert Williamson and Robert Reichenbach.

     Notwithstanding  any other  provision in the Rights  Agreement,  the Rights attached  to the shares of Common  Stock sold in  connection  with that  certain settlement  made  pursuant  to that  certain  Settlement  Agreement  and  Mutual
Release, dated as of February 26, 2003, by and among the Company, Nancy D. Neri,
Gregory W.  Boulos,  Paul E.  Bulman,  John D.  Doherty,  Joseph R.  Doherty and
Terrence D. Kenney and Robert Reichenbach,  on behalf of himself and his related entities  shall not be  voidable  or void and any  holder of such  Rights  shall hereafter have the right to exercise or transfer such Rights.

     Flip-Over  Transactions or Events.  In addition to the  consequences of the events as discussed above, the Rights Agreement provides certain benefits to the holders of the Rights in the event of the occurrence of a Flip-over  Transaction or Event (as defined and described below).  The Rights Agreement  specifies that the Company shall not enter into, consummate or permit to occur such a Flip-over
Transaction or Event, unless it shall have entered into a supplemental agreement with the person engaging in such Flip-over  Transaction or Event (the "Flip-over
Entity"),  for the benefit of the  holders of the Rights  providing  that,  upon consummation  or  occurrence of such  Transaction  or Event (1) each Right shall thereafter  constitute  the right to purchase  from the Flip-over  Entity,  upon exercise,  that  number  of shares of stock of the  Flip-over  Entity  having an aggregate  Market  Price  on the  date of  consummation  or  occurrence  of such
Flip-over  Transaction  or Event equal to twice the Exercise Price for an amount in  cash  equal  to the  Exercise  Price  and  (2) the  Flip-over  Entity  shall thereafter be liable for all the obligations and duties of the Company  pursuant to the Rights Agreement.

     A Flip-over Transaction or Event is a transaction or series of transactions in which, directly or indirectly,

     (1)  the Company  consolidates or merges with or into an Acquiring  Person, an Adverse  Person (or any Person acting  together in any respect with such Acquiring  Person or Adverse  Person),  or the Acquiring  Person,
          Adverse  Person (or any other  Person  acting  together in any respect with such Acquiring  Person or Adverse Person) merges with or into the
          Company; or

     (2)  the Company (or one or more of its  Subsidiaries)  sells or  otherwise transfers assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than
          50% of the  operating  income or cash  flow,  of the  Company  and its
          Subsidiaries  (taken as a whole)  to an  Acquiring  Person or  Adverse
          Person (or any other Person  acting  together in any respect with such
          Acquiring Person or Adverse Person); or

     (3)  any Acquiring Person or Adverse Person shall

          (a)  sell, purchase,  lease, exchange,  mortgage,  pledge, transfer or otherwise  acquire or dispose of, to, from,  or with, as the case may be, the Company or any of its  Subsidiaries,  over any period of 12 consecutive  calendar  months,  assets or  liabilities  (i)
               having an aggregate fair market value of more than $15,000,000 or
               (ii) on terms and  conditions  less favorable to the Company than
               the  Company  would  be  able  to  obtain  through   arm's-length
               negotiations with an unaffiliated third party, or

          (b)  receive any  compensation for services from the Company or any of
               its   Subsidiaries,   other  than   compensation   for  full-time
               employment as a regular  employee at rates in accordance with the
               Company's (or its Subsidiaries') past practices, or

          (c)  receive   the   benefit,    directly   or   indirectly    (except
               proportionately  as  a  shareholder),   over  any  period  of  12
               consecutive calendar months, of any loans, advances,  guarantees, pledges, insurance,  reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries  involving an aggregate  principal amount in excess of  $5,000,000  as an  aggregate  cost or  transfer  of benefits from the Company or any of its Subsidiaries in excess of
               $5,000,000,  or,  in any  case,  on  terms  and  conditions  less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with a third party; or

     (4)  as a result  of any  reclassification  of  securities  (including  any reverse  stock split),  or  recapitalization,  of the Company,  or any merger or consolidation of the Company with any of its Subsidiaries or any other  transaction or series of transactions  (whether or not with or into or otherwise involving an Acquiring Person or Adverse Person), the  proportionate  share of the  outstanding  shares  of any class of equity  or  convertible  securities  of  the  Company  or  any  of its
          Subsidiaries  which is directly or  indirectly  owned by any Acquiring
          Person or Adverse Person is increased by more than 1%.

     Expiration  Time. The Rights will expire on the earlier of (i) the close of business on October 24, 2011,  or (ii) the date on which the Rights are redeemed as described below (the "Expiration Time").

     Redemption of Rights. The Board of Directors of the Company may at any time prior to or ten days after a  Distribution  Date, or thereafter as determined by two-thirds of the Board of Directors,  redeem all (but not less than all) of the then outstanding Rights at a redemption price of $0.01 per Right.

     The holders of Rights will,  solely by reason of their ownership of Rights, have no rights as shareholders of the Company,  including,  without  limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company;  they will, however, have certain  restrictive  effects on takeovers not negotiated with the Board of
Directors,  because they could cause  substantial  dilution to a person or group that  acquires  10% or more of the  Common  Stock  unless  the  Rights are first redeemed by the Board of  Directors  of the  Company.  Nevertheless,  the Rights
should not  interfere  with a transaction  that is in the best  interests of the
Company and its shareholders, because the Rights can be redeemed by the Board of
Directors before the consummation of such transaction.

     The  Rights  Agreement  (which  includes  as  Exhibit  A the Form of Rights
Certificate and Form of Election to Exercise) is available upon request from the
Company. The foregoing  description of the Rights is qualified in it entirety by reference to the Rights  Agreement and its exhibits.  Whenever  particular terms that are defined in the Rights Agreement are referred to herein,  it is intended that such defined terms shall be incorporated herein by reference.

Item 2.           Exhibits

     The following  documents are filed or  incorporated  herein by reference as exhibits to this registration statement:

No.               Description of Exhibit

4.1*      Shareholder Rights Agreement, dated as of October 11, 2001, as amended and  restated as of January 29, 2003 by and between  Central  Bancorp,
          Inc.  and  Registrar  and Transfer  Company,  as Rights  Agent,  which includes  as  Exhibit  A the Form of  Rights  Certificate  and Form of
          Election to Exercise.

4.2**     Amendment No. 1 to Amended and Restated  Shareholder Rights Agreement,
          dated as of February 11, 2003, by and between  Central  Bancorp,  Inc.
          and Registrar and Transfer Company, as Rights Agent.

4.3***    Amendment  No.  2  to  Amended  and  Restated   Shareholder  Rights
          Agreement,  dated as of May 22, 2003, by and between Central  Bancorp,
          Inc. and Registrar and Transfer Company, as Rights Agent.

4.4****   Amendment  No.  3  to  Amended  and  Restated  Shareholder  Rights
          Agreement,  dated as of July 24, 2003, by and between Central Bancorp,
          Inc. and Registrar and Transfer Company, as Rights Agent.

4.5       Amendment No. 4 to Amended and Restated  Shareholder Rights Agreement,
          dated as of August 4, 2003, by and between Central  Bancorp,  Inc. and
          Registrar and Transfer Company, as Rights Agent.

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*    Incorporated  by reference from  Registrant's  Form 8-A/A filed January 29,
     2003.
**   Incorporated by reference from  Registrant's  Form 8-A/A filed February 20,
     2003.
***  Incorporated by reference from Registrant's Form 8-A/A filed June 2, 2003.
**** Incorporated by reference from Registrant's Form 8-A/A filed July 25, 2003.

                                    SIGNATURE

     Pursuant to the  requirements of Section 12 of the Securities  Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  CENTRAL BANCORP, INC.

Date: August 4, 2003              By:/s/John D. Doherty
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                                         John D. Doherty
                                         President and Chief Executive Officer